Exemption number: 82 4639

# KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| *Att:* | Division of Corporation Finance Office of International Corporate Finance | | |
| *Company:* | United States Securities and Exchange Commission | *Phone:* *Fax:* | *1 202 55 13 450* *1 202 77 29 207* |
| *From:* | Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations | *Phone:* | *(48 76) 747 81 30* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 81 39* |
| *Date:* | 14 February 2008 | *No of sheets:* | *1+24* |

SUPPL

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. prepared in accordance with IFRS for the fourth quarter of 2007.

08000765

PROCESSED
FEB 2 0 2008
THOMSON
FINANCIAL

B

dw 2/19

EXEMPTION NUMBER: 82-463.

# POLISH FINANCIAL SUPERVISION AUTHORITY

## Quarterly report Q 4 / 2007

(In accordance with § 86, section 1 point 1 of the Decree of the Minister of Finance dated 19 October, 2005 – Journal of Laws Nr 209, item 1744)

**for issuers of securities involved in production, construction, trade or services activities**

for the fourth quarter of **2007**, comprising the period from **1 October 2007** to **31 December 2007**
containing the condensed financial statements according to International Financial Reporting Standards in PLN.

Publication date: 14 February 2008


**KGHM** Polska Miedź Spółka Akcyjna
(name of the issuer)

**KGHM** Polska Miedź S.A.
(short name of the issuer)

**Metals Industry**
(issuer branch title to the Warsaw Stock Exchange)

**59-301**
(postal code)

**Lubin**
(city)

**Marii Skłodowskiej-Curie**
(street)

**48**
(number)

**(48 76) 74 78 200**
(telephone)

**(48 76) 74 78 500**
(fax)

**IR@BZ.KGHM.pl**
(e-mail)

**www.kghm.pl**
(www)

**692-000-00-13**
(NIP)

**390021764**
(REGON)


| SELECTED FINANCIAL ITEMS | in '000 PLN | | in '000 EUR | |
|---|---|---|---|---|
| | 4 quarters accrued period from 1 January 2007 to 31 December 2007 | 4 quarters accrued period from 1 January 2006 to 31 December 2006 | 4 quarters accrued period from 1 January 2007 to 31 December 2007 | 4 quarters accrued period from 1 January 2006 to 31 December 2006 |
| I. Sales | 12 183 113 | 11 669 730 | 3 225 777 | 2 992 929 |
| II. Operating profit | 4 682 034 | 4 302 165 | 1 239 683 | 1 103 374 |
| III. Profit before taxation | 4 655 530 | 4 279 614 | 1 232 665 | 1 097 590 |
| IV. Profit for the period | 3 798 826 | 3 504 557 | 1 005 832 | 898 812 |
| V. Number of shares issued | 200 000 000 | 200 000 000 | 200 000 000 | 200 000 000 |
| VI. Earnings per ordinary share (in PLN/EUR) | 18.99 | 17.52 | 5.03 | 4.49 |
| VII. Net cash generated from operating activities | 4 468 045 | 2 572 257 | 1 183 024 | 659 705 |
| VIII. Net cash used in investing activities | (577 866) | (57 854) | (153 004) | (14 838) |
| IX. Net cash used in financing activities | (3 405 550) | (2 044 537) | (901 702) | (524 361) |
| X. Total net cash flow | 484 629 | 469 866 | 128 318 | 120 506 |
| | **At 31.12.2007** | **At 31.12.2006** | **At 31.12.2007** | **At 31.12.2006** |
| XI. Current assets | 4 995 292 | 5 234 938 | 1 394 554 | 1 366 397 |
| XII. Non-current assets | 7 428 338 | 7 048 668 | 2 073 796 | 1 839 807 |
| XIII. Total assets | 12 423 630 | 12 283 606 | 3 468 350 | 3 206 204 |
| XIV. Current liabilities | 2 021 372 | 2 847 051 | 564 314 | 743 123 |
| XV. Non-current liabilities | 1 436 309 | 1 320 741 | 400 979 | 344 733 |
| XVI. Equity | 8 965 949 | 8 115 814 | 2 503 057 | 2 118 348 |

(amounts in tables in '000 PLN, unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

## Balance sheet

| | At | |
|---|---|---|
| | 31 December 2007 | 31 December 2006 |
| | | comparable data |
| **Assets** | (unaudited) | (unaudited) |
| **Non-current assets** | | |
| Property, plant and equipment | 4 832 630 | 4 378 301 |
| Intangible assets | 74 830 | 75 424 |
| Shares in subsidiaries | 1 813 160 | 1 692 709 |
| Investments in associates | 438 559 | 438 559 |
| Deferred income tax assets | 160 781 | 289 997 |
| Available-for-sale financial assets | 23 165 | 78 364 |
| Held-to-maturity investments | 43 893 | 32 169 |
| Derivative financial instruments | 30 308 | 16 411 |
| Trade and other receivables | 11 012 | 46 734 |
| | **7 428 338** | **7 048 668** |
| **Current assets** | | |
| Inventories | 1 603 487 | 1 638 271 |
| Trade and other receivables | 772 279 | 1 220 583 |
| Derivative financial instruments | 84 531 | 282 648 |
| Cash and cash equivalents | 2 534 995 | 2 093 436 |
| | **4 995 292** | **5 234 938** |
| **TOTAL ASSETS** | **12 423 630** | **12 283 606** |
| **Equity and liabilities** | | |
| **EQUITY** | | |
| Share capital, of which: | 2 000 000 | 7 413 573 |
| Registered share capital | 2 000 000 | 2 000 000 |
| Share capital from revaluation due to hyperinflation | - | 5 413 573 |
| Other reserves | 13 783 | (431 526) |
| Retained earnings | 6 952 166 | 1 133 767 |
| **TOTAL EQUITY** | **8 965 949** | **8 115 814** |
| **LIABILITIES** | | |
| **Non-current liabilities** | | |
| Trade and other payables | 6 305 | 6 522 |
| Borrowings | 20 319 | 29 552 |
| Derivative financial instruments | - | 881 |
| Liabilities due to employee benefits | 853 096 | 803 875 |
| Provisions for other liabilities and charges | 556 589 | 479 911 |
| | **1 436 309** | **1 320 741** |
| **Current liabilities** | | |
| Trade and other payables | 1 510 841 | 1 489 816 |
| Borrowings | 8 612 | 10 808 |
| Current income tax liabilities | 343 022 | 400 846 |
| Derivative financial instruments | 17 422 | 837 698 |
| Liabilities due to employee benefits | 66 199 | 63 234 |
| Provisions for other liabilities and charges | 75 276 | 44 649 |
| | **2 021 372** | **2 847 051** |
| **TOTAL LIABILITIES** | **3 457 681** | **4 167 792** |
| **TOTAL EQUITY AND LIABILITIES** | **12 423 630** | **12 283 606** |

(amounts in tables in '000 PLN, unless otherwise indicated)

## Income statement

| | Period | | | |
|---|---|---|---|---|
| | for the 3 months ended 31 December 2007 | for the 12 months ended 31 December 2007 | for the 3 months ended 31 December 2006 | for the 12 months ended 31 December 2006 |
| | | | comparable data | comparable data |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| **CONTINUED ACTIVITIES:** | | | | |
| Sales | 2 912 335 | 12 183 113 | 2 728 498 | 11 669 730 |
| Cost of sales | (1 683 451) | (6 617 286) | (1 786 670) | (6 932 281) |
| **Gross profit** | **1 228 884** | **5 565 827** | **941 828** | **4 737 449** |
| Selling costs | (18 051) | (77 572) | (21 714) | (80 107) |
| Administrative expenses | (177 480) | (608 507) | (149 265) | (518 814) |
| Other operating income | 140 578 | 463 342 | (1 583) | 607 767 |
| Other operating costs | (187 162) | (661 056) | (319 080) | (444 130) |
| **Operating profit** | **986 769** | **4 682 034** | **450 186** | **4 302 165** |
| Finance costs - net | (6 471) | (26 504) | (5 072) | (22 551) |
| **Profit before income tax** | **980 298** | **4 655 530** | **445 114** | **4 279 614** |
| Income tax expense | (188 618) | (856 704) | (118 532) | (775 057) |
| **Profit for the period** | **791 680** | **3 798 826** | **326 582** | **3 504 557** |
| | | | | |
| **Earnings per share during the period** (PLN per share) | | | | |
| – basic | 3.96 | 18.99 | 1.63 | 17.52 |
| - diluted | 3.96 | 18.99 | 1.63 | 17.52 |

(amounts in tables in '000 PLN, unless otherwise indicated)

## Statement of changes in equity

| | Share capital | Other reserves | Retained earnings | Total equity |
|---|---|---|---|---|
| **At 1 January 2006** | **7 413 573** | **(796 709)** | **(520 475)** | **6 096 389** |
| **Changes in accounting principles** | - | | 149 685 | 149 685 |
| **At 1 January 2006 comparable** | **7 413 573** | **(796 709)** | **(370 790)** | **6 246 074** |
| Fair value losses on available-for-sale financial assets | - | (7 069) | - | (7 069) |
| Impact of cash flow hedges | - | 467 184 | - | 467 184 |
| Deferred income tax | - | (94 932) | - | (94 932) |
| **Total income/(expenses) recognised directly in equity** | **-** | **365 183** | **-** | **365 183** |
| Profit for the period | - | - | 3 504 557 | 3 504 557 |
| **Total recognised income/ (expenses)** | **-** | **365 183** | **3 504 557** | **3 869 740** |
| Dividends for 2005 | - | - | (2 000 000) | (2 000 000) |
| **At 31 December 2006 (unaudited)** | **7 413 573** | **(431 526)** | **1 133 767** | **8 115 814** |
| **(comparable data)** | | | | |
| **At 1 January 2007** | **7 413 573** | **(431 526)** | **1 185 580** | **8 167 627** |
| **Changes in accounting principles** | - | | (51 813) | (51 813) |
| **At 1 January 2007 comparable** | **7 413 573** | **(431 526)** | **1 133 767** | **8 115 814** |
| Fair value losses on available-for-sale financial assets | - | (5 697) | - | (5 697) |
| Impact of cash flow hedges | - | 567 423 | - | 567 423 |
| Deferred income tax | - | (116 417) | - | (116 417) |
| **Total income/(expenses) recognised directly in equity** | **-** | **445 309** | **-** | **445 309** |
| Profit for the period | - | - | 3 798 826 | 3 798 826 |
| **Total recognised income/(expenses)** | **-** | **445 309** | **3 798 826** | **4 244 135** |
| Dividends for 2006 | - | - | (3 394 000) | (3 394 000) |
| Settlement of share capital revaluation | (5 413 573) | - | 5 413 573 | - |
| **At 31 December 2007 (unaudited)** | **2 000 000** | **13 783** | **6 952 166** | **8 965 949** |

(amounts in tables in '000 PLN, unless otherwise indicated)

EXEMPTION NUMBER: 82-4639

## Cash flow statement

| | Period | |
|---|---|---|
| | for the 12 months ended 31 December 2007 | for the 12 months ended 31 December 2006 |
| | | comparable data |
| | (unaudited) | (unaudited) |
| **Cash flow from operating activities** | | |
| Cash generated from operating activities | 5 369 774 | 3 351 568 |
| Income tax paid | (901 729) | (779 311) |
| **Net cash generated from operating activities** | **4 468 045** | **2 572 257** |
| **Cash flow from investing activities** | | |
| Purchase of subsidiaries' shares | (79 443) | (20 040) |
| Proceeds from sale of subsidiaries' shares | 10 052 | - |
| Purchase of property, plant and equipment and intangible assets | (845 596) | (674 905) |
| Proceeds from sale of property, plant and equipment and intangible assets | 8 378 | 3 219 |
| Purchase of held-to-maturity investments | (41 846) | - |
| Proceeds from sale of held-to-maturity investments | 42 200 | 200 000 |
| Purchase of available-for-sale financial assets | (200 000) | (50 000) |
| Proceeds from sale of available-for-sale financial assets | 267 412 | 21 813 |
| Purchase of financial assets from the resources of Mine Closure Fund | (43 876) | (24 478) |
| Proceeds from sale of financial assets from the resources of Mine Closure Fund | 32 153 | 12 268 |
| Loans granted | (2 268) | (4 430) |
| Repayments of loans | 10 326 | 6 804 |
| Interest received | 496 | 5 809 |
| Dividends received | 270 363 | 469 598 |
| Other investment expenses | (6 217) | (3 512) |
| **Net cash used in investing activities** | **(577 866)** | **(57 854)** |
| **Cash flow from financing activities** | | |
| Repayments of loans and borrowings | (6 000) | (35 227) |
| Payments of liabilities due to finance leases | (4 795) | (7 028) |
| Interest paid | (755) | (2 282) |
| Dividends paid to the shareholders of the Company | (3 394 000) | (2 000 000) |
| **Net cash used in financing activities** | **(3 405 550)** | **(2 044 537)** |
| **Total net cash flow** | **484 629** | **469 866** |
| Exchange gains/(losses) on cash and cash equivalents | (43 070) | 14 115 |
| **Movements in cash and cash equivalents** | **441 559** | **483 981** |
| **Cash and cash equivalents at beginning of the period** | **2 093 436** | **1 609 455** |
| **Cash and cash equivalents at end of the period** | **2 534 995** | **2 093 436** |
| including restricted cash and cash equivalents | 2 597 | - |

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
*Ludmila Mordylak*

WICEPREZES ZARZĄDU
*Marek Fusiński*

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

(amounts in '000 PLN, unless otherwise indicated)

**Notes to the condensed financial statement of KGHM Polska Miedź S.A. prepared for the fourth quarter of 2007**

## I. General information

KGHM Polska Miedź S.A. is a joint stock company with its registered head office in Lubin, whose shares are traded on a regulated market, in the "metals industry" sector as defined by the Warsaw Stock Exchange.

The core business of the Company is the production of copper and silver. A detailed description of its activities may be found in the SA-R 2006 report published on 12 March 2007.

The following quarterly report includes condensed financial statements for the following periods:

- the current period from 1 October to 31 December 2007
- the comparable period from 1 October to 31 December 2006

## II. Principles applied in preparing the financial statements

### 1. Basis for preparation

The following financial statements have been prepared in accordance with International Financial Reporting Standards approved by the European Union. Presentation of these statements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the current and comparable periods which were published on 14 September 2007 in the P 2007 report, adjusting the comparable period to the changes introduced in the second half of 2007. Changes in accounting and presentation principles respect:

1. determining the expected level of realisation of the deferred tax asset. As a result of this change retained earnings were credited at 1 January 2006 in the amount of PLN 149 685 thousand (at 31 December 2006 in the amount of PLN 159 846 thousand) and the financial result for 2006 was increased in the amount of PLN 10 161 thousand
2. a change in the presentation of commodity derivative instruments which are settled on the second working day after the balance sheet date, which at 31 December 2006 caused a decrease in liabilities due to financial derivative instruments in the amount of PLN 209 415 thousand, simultaneously increasing trade and other liabilities.
3. a change in the methodology for determining the value in use of shares of the subsidiary Dialog S.A. The effects of this change caused an additional impairment loss in the value of these shares of this company in the accounts of KGHM Polska Miedź S.A. and a decrease in retained earnings from prior years in the amount of PLN 211 659 thousand. The effect of this impairment loss was presented in the comparative result for 2006.

### 2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.7768 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2007, the rate of ***3.5820 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.8991 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2006, the rate of ***3.8312 PLN/EUR.***

### 3. Important estimates and assumptions

#### Classification of financial instruments

In accordance with the provisions of IAS 39 respecting the classification of non-derivative financial instruments with fixed or determinable payments and fixed maturity, the Company classifies these assets as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated.

Should the Company fail to hold such instruments to maturity, apart from the situations described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In

(amounts in '000 PLN, unless otherwise indicated)

such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

**Estimation of provisions**

1. Provisions for future employee benefits – retirement or disability benefits, jubilee awards and post-employment coal equivalent payments are estimated using actuarial methods. For purposes of re-measuring the provision at the end of the current period, the Management Board assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Parameters used to re-measure provisions at the end of the current period were set at the following levels:

- forecast inflation
  - for 2008 – 2.7%
  - for 2009 and forward 3.0%,
- wage increase
  - in 2008 – 6.0%
  - in 2009 – 4.0%
  - in 2010 and forward – 4.0%,
- rate of increase of lowest wage
  - in 2008 – 0%
  - in 2009 and forward – 4.0%,
- increase in coal prices
  - in 2008 – 6.5%
  - in 2009 and forward 3.0%,
- discount rate
  - 2008 – 5.5%
  - 2009 – 5.6%
  - 2010 and forward – 5.2%

2. The provision for decommissioning costs of mines and other technological facilities.

This provision represents the equivalent of the estimated future decommissioning costs of mines and other technological facilities, discounted to present value. Re-measurement of this provision at the balance sheet date is affected by the following factors:

a) the index of changes in prices in the construction-assembly sector published by GUS (the Polish statistical agency),
b) the real discount rate calculated based on the nominal interest rate and the rate of inflation (a quotient of the nominal rate and inflation), where:
- the nominal interest rate is based on WIBOR3M published by the Reuters news service on the last day of the month in which the provision is re-measured, plus an average margin applied to bank loans drawn by KGHM Polska Miedź S.A.,
- the rate of inflation is determined for the last 12 months (current to base period), based on data published by GUS.

The following indices were used in re-measurement of provisions at the end of the current quarter:
- the index of price changes in the construction and assembly sector, 7.8%,
- the real discount rate, 2.10%

1. Deferred income tax assets/liabilities

Deferred income tax assets/liabilities are measured using tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted on the balance sheet date.
The probability of realising deferred income tax assets is considered as certain.

2. Other non-current provisions are estimated using parameters applied to the re-measurement of provisions for employee benefits.

**Amortisation rates**

Amortisation rates are set on the basis of the expected economic useful lives of items of property, plant and equipment and of intangible assets, which are in turn dependent on the estimated life of the mines and the estimated period of other activities carried out in the given geographical region or economic area.

## III. Description of principles for the transition

### 1. IFRS 1 *First-time adoption of IFRS*

The financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2007 will be the first annual financial statements to comply with International Financial Reporting Standards ("IFRS") as adopted by the European Union. These interim financial statements were prepared under IFRS 1 *First-time adoption of IFRS.*

The transition date for KGHM Polska Miedź S.A. is 1 January 2006, and the opening balances were prepared for this date. The reporting date of these interim financial statements is 31 December 2007, whilst the IFRS adoption date is 1 January 2007.
In preparing these financial statements in accordance with IFRS 1, mandatory exemptions and some optional exemptions from full retrospective application of IFRS have been applied.

### 2. Exemptions from full application of IFRS chosen by KGHM Polska Miedź S.A.

At the transition date, KGHM Polska Miedź S.A. has chosen to apply the following optional exemptions from full retrospective application of IFRS:

a) business combinations
KGHM Polska Miedź S.A. has applied the exemption set out in IFRS 1 for the business combinations that took place prior to the transition date to IFRS, i.e. 1 January 2006. It has not restated business combinations that took place prior to the transition date to IFRS.
b) fair value or revaluation as deemed cost
KGHM Polska Miedź S.A. has applied this exemption to certain items of property, plant and equipment.
c) employee benefits
This exemption is not applicable to the Company.
d) cumulative translation differences
This exemption is not applicable to the Company.
e) compound financial instruments
KGHM Polska Miedź S.A. has not issued any compound instruments, therefore this exemption is not applicable.
f) assets and liabilities of subsidiaries, associates and joint ventures
KGHM Polska Miedź S.A. is a parent entity, therefore this exemption is not applicable.
g) reclassification of financial instruments
This exemption was selected, and financial assets which under the previous accounting principles were classified as held-to-maturity investments were reclassified to financial assets available for sale.
h) share-based payment transactions
As there are no share-based payment transactions in KGHM Polska Miedź S.A., this exemption is not applicable.
i) insurance contracts
KGHM Polska Miedź S.A. does not issue (enter into) insurance-related contracts. This exclusion is therefore not applicable.
j) decommissioning liabilities included in the cost of property, plant and equipment
KGHM Polska Miedź S.A. recognises dismantling and land restoration costs in the initial cost of property, plant and equipment, and simultaneously recognises a provision for such costs. This principle conforms to IFRS, and therefore it was not necessary to enter adjustments to the financial statements.
k) leases
This exemption does not apply to the Company. KGHM Polska Miedź S.A. has not identified any contracts which would meet the criteria for lease and were not accounted for in the financial statements as lease contracts.
l) fair value measurement of financial assets and financial liabilities
This exemption does not apply to the Company.

### 3. Mandatory exemptions from full retrospective application of IFRS

KGHM Polska Miedź S.A. has applied the following mandatory exemptions from retrospective application of IFRS:

a) derecognition of financial assets and liabilities
Financial assets and liabilities derecognised before 1 January 2006 are not re-recognised under IFRS.
b) hedge accounting
In accordance with the above exemption, an entity should not recognise in its opening balances prepared in accordance with IFRS hedging relationships which do not meet the hedge accounting

(amounts in '000 PLN, unless otherwise indicated)

requirements of IAS 39. This exemption is not, however, applicable as all hedging relationships designated prior to this date are in accordance with IAS 39.

c) accounting estimates
Estimates made in accordance with IFRS at 1 January 2006 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error. As KGHM Polska Miedź S.A. did not acknowledge any errors in previously-made estimates, it therefore did not make any retrospective adjustments to these estimates.

**4. Identification and description of differences between the financial statements prepared under Polish Accounting Standards and the financial statements prepared according to IFRS**

At 1 January 2004, the KGHM Polska Miedź S.A. Group applied International Financial Reporting Standards for the first time, and prepared its first consolidated financial statements in conformance with IFRS for the period from 1 January 2005 to 31 March 2005, published in the QS I 2005 quarterly report. The KGHM Polska Miedź S.A. Group published a full description of its accounting principles in the RS 2006 consolidated annual report on 20 April 2007.

In the transition of the Company at 1 January 2006 from Polish Accounting Standards to IFRS, the same principles, and respectively for the Company the same restated figures, were applied based on which the consolidated financial statements were prepared at 1 January 2004 in conformance with IFRS 1 para. 25.

The differences between the financial statements prepared under International Financial Reporting Standards and those prepared under Polish Accounting Standards, as well as their impact on the balance sheet and on the financial results, result from the issues presented below.

(amounts in '000 PLN, unless otherwise indicated)

| | Equity at 01.01.2006 | Profit or loss for the 12-month period ended 31 December 2006 | Changes taken directly to equity for the 12-month period ended 31 December 2006 | Equity at 31 December 2006 |
|---|---|---|---|---|
| **Equity and net profit or loss according to Polish Accounting Standards** | **6 214 077** | **3 395 130** | **(1 678 348)** | **7 930 859** |
| Revaluation of property, plant and equipment to reflect hyperinflation | 352 787 | | | 352 787 |
| Adjustment to the cost of fully-depreciated property, plant and equipment | 40 945 | | | 40 945 |
| Adjustment to the cost of property, plant and equipment due to elimination of capitalised translation differences and interest | (1 118) | | | (1 118) |
| Adjustment the cost of property, plant and equipment due to capitalised costs of certified inspections | 219 | | | 219 |
| Adjustment to net carrying amount of property, plant and equipment due to depreciation which arose after restatement in accordance with IFRS 1 | (31 672) | (37 616) | (470) | (69 758)* |
| Adjustment to the cost of property, plant and equipment due to separation of components | 25 232 | 9 848 | | 35 080 |
| Adjustment to measurements of inventories due to changes in manufacturing costs | 516 | 124 | | 640 |
| Adjustment to the carrying amount of share in AIG investment fund due to transition to IAS 32 and IAS 39 at 01.01.2005, gross | 13 675 | (13) | (7 405) | 6 257 |
| Adjustment to the carrying amount of shares in subordinated entities due to re-measurement to cost less impairment losses | (342 116) | 237 517 | | (104 599) |
| Transfer of appropriation of prior year profit to Social Fund | | (50 000) | 50 000 | |
| Deferred tax on adjustments | (176 156) | 151 065 | 1 406 | (23 685) |
| **Equity and profit or loss according to IFRS** | **6 096 389** | **3 706 055** | **(1 634 817)** | **8 167 627** |
| **Comparability adjustments due to changes in accounting principles in 2007** | | | | |
| Change in principle for creating the deferred tax asset respecting the probability of realising tax | 149 685 | 10 161 | | 159 846 |
| Change in methodology for determining the value in use of shares of the subsidiary Dialog S.A. | | (211 659) | | (211 659) |
| **Equity and profit or loss according to IFRS comparable** | **6 246 074** | **3 504 557** | **(1 634 817)** | **8 115 814** |

* this item includes adjustments to depreciation caused by changes in the cost of property, plant and equipment at the date of transition to IFRS

### Accounting for the effects of hyperinflation in prior years

In accordance with International Accounting Standard 29 "*Financial Reporting in Hyperinflationary Economies*", the cost of property, plant and equipment purchased during a hyperinflationary period in prior years was adjusted to that of the equivalent purchasing power on the balance sheet date. The carrying amount of these assets and of other non-monetary assets adjusted in this way became a cost in subsequent financial statements, being the basis for depreciation. This affected property, plant and equipment acquired prior to the second half of financial year 1996.

The difference due to the effects of hyperinflation also affects share capital. The effects of revaluation were recognised as retained earnings and have no impact on the value of equity.

### Interest included in the carrying amount of property, plant and equipment

In accordance with the Accounting Act, the Company capitalised borrowing costs incurred in order to finance the purchase or construction of property, plant and equipment (decreased by the related income) during the period until the said assets were brought into use. In accordance with IAS 23, "*Borrowing costs*", such costs are recognised in the profit or loss for the period in which they were incurred.

(amounts in '000 PLN, unless otherwise indicated)

**Separate depreciation of significant parts of property, plant and equipment**

IAS 16, "*Property, plant and equipment*", requires the separate depreciation of significant parts of an item of property, plant and equipment (components) with different useful lives, whereas the Accounting Act has no such requirement. As a result, the Company has separated such components and has applied separate depreciation rates reflecting their useful lives.

**Capitalisation of costs of major inspections**

According to IAS 16, "*Property, plant and equipment*", if a condition of continuing to operate an item of property, plant and equipment is performing regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the asset, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement. At the moment of transition to IFRS the Company made an adjustment to the cost of property, plant and equipment, to capitalise the costs of such inspections.

**Adjustment to the cost of finished goods held in inventories**

Adjustments affecting the cost of property, plant and equipment, and consequently the amount of depreciation in production-related divisions of KGHM Polska Miedź S.A., lead to the need for appropriate adjustments to the cost of finished goods held in inventories.

**Financial instruments**

Based on IAS 32 and IAS 39, the Company changed the manner in which it recognises and measures its share in the investment fund AIG. These assets were reclassified from held-to-maturity investments to available-for-sale financial assets, while simultaneously changing the principles of measurement of these assets to fair value through equity. This reclassification caused an increase in the carrying amount of the share in the capital of investment fund AIG at 31 December 2006, from PLN 7 934 thousand to PLN 14 191 thousand.

**Valuation of subsidiaries and associates**

In accordance with the Accounting Act, KGHM Polska Miedź S.A. accounted for its shares in subsidiaries and associates using the equity method. According to IFRS, in the separate financial statements shares in subsidiaries were accounted for at cost less impairment losses, in accordance with IAS 36, "*Impairment of assets*".

**Deferred income tax**

The amount of deferred income tax was appropriately determined on the differences described in the above paragraphs, in accordance with IAS 12, "*Income taxes.*"

**Hyperinflationary revaluation of share capital**

Hyperinflationary revaluation of share capital – in accordance with IAS 29, "*Financial reporting in hyperinflationary economies*", items of equity (with the exception of retained earnings and any surplus from revaluation of assets) were restated, beginning from the date on which such items were contributed or arose otherwise, by applying a general price index for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. Application of the requirements of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand and a simultaneous decrease in retained earnings by the same amount.
Consequently, this revaluation does not affect the amount of equity at 1 January 2006. The effect of revaluation is presented in the following table.

| Equity item | Equity at 01.01.2006 | Effect of revaluation of equity items to hyperinflationary conditions due to transition to IFRS | Equity after reflecting the effects of hyperinflationary revaluation at 01.01.2006 |
|---|---|---|---|
| Share capital | 2 000 000 | 5 413 573 | 7 413 573 |
| Other reserves | (796 709) | - | (796 709) |
| Retained earnings | 4 893 098 | (5 413 573) | (520 475) |
| **Total equity** | **6 096 389** | **-** | **6 096 389** |

On 18 October 2007, the Extraordinary General Shareholders' Meeting resolved to decrease the share capital of the Company at 30 June 2007, which after hyperinflationary revaluation amounted to

(amounts in '000 PLN, unless otherwise indicated)

PLN 7 413 573 thousand, by PLN 5 413 573 thousand, and to transfer this amount to the supplementary capital of the Company.

#### Impairment losses

At the date of transition to IFRS the Company reversed the effects of the measurement of shares in subordinated entities performed in the period to 31 December 2005, i.e. prior to transition to IFRS. At the moment of transition, these shares were measured at cost, and, based on the results of tests for impairment carried out, their cost was decreased by impairment losses. The effects of this change in measurement caused a decrease in equity at 31 December 2006 of PLN 104 599 thousand.

#### Presentation of assets and liabilities related to the Social Fund

The assets belonging to this Fund are not controlled by the entity, and therefore do not meet the definition of assets as described in the *IFRS Framework*. In addition, IAS 19, *Employee Benefits*, calls for the presentation of liabilities and assets related to employee benefits in a net amount. Compensation of the assets and liabilities of the Social Fund (together with the value of the Fund) led to a decrease in total assets by PLN 94 164 thousand at 31 December 2006.

#### Presentation of the monetary assets of the Mine Closure Fund

The Act on geology and mining dated 1 March 1996 (Journal of Laws no. 27 item 96, with subsequent amendments) calls for the creation of this Fund, and requires the entity to transfer cash to a separate Fund bank account for use based on plans for the decommissioning of mines and other technological facilities in future periods (within more than 12 months from the balance sheet date). Therefore, based on IAS 1 para. 57d), which states that a given asset shall be classified as current when "... it is cash or a cash equivalent (as defined in IAS 7 *Cash Flow Statements*), unless it is restricted from being exchanged or used to settle a liability for at least twelve months after the balance sheet date", the monetary assets of the Mine Closure Fund at 31 December 2006 were classified as non-current and presented in the item Held-to-maturity investments in the amount of PLN 32 169 thousand.

#### Presentation of deferred tax assets and deferred tax liabilities

In accordance with IAS 12, the Company changed its principles of presenting deferred tax assets and deferred tax liabilities. Deferred tax assets and deferred tax liabilities in respect of income tax levied by the same taxation authority were offset. This change caused a decrease in total assets at 31 December 2006 by PLN 313 302 thousand.

## IV. Information on seasonal or cyclical activities

The Company is not affected by seasonal or cyclical activities.

## V. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

### 1. List of significant achievements or failures during the period covered by this report, together with a list of the most important related events.

#### Proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL

In April 2003 BOBMARK INTERNATIONAL Spółka z o.o. with its registered head office in Warsaw filed with the Regional Court in Legnica, Civil Section I a suit against the Company and PEW AQUAKONRAD S.A. in liquidation in Iwiny for the payment of damages amounting to PLN 12 299 thousand due to deterioration of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. At present the value of the amount under dispute, considering restriction of the suit, amounts to PLN 11 839 thousand.

Due to the announced bankruptcy of PEW AQUAKONRAD S.A. in liquidation, by a ruling dated 27 November 2007 the Regional Court in Legnica discontinued proceedings against the defendant - PEW AQUAKONRAD S.A. in Iwiny. Consequently KGHM Polska Miedź S.A. remains the sole plaintiff in the suit. The case was adjourned.

(amounts in '000 PLN, unless otherwise indicated)

**Proceedings with respect to mining fees**

At 31 December 2007, and at the date of this report, with respect to mining fees set by decisions of the Minister of the Environment for the extraction of mineral ores in the third and fourth quarters of 1998 and in the first quarter of 1999, 6 proceedings remain unresolved, which have been grouped for mutual resolution, in the total amount of PLN 3 720 thousand.

On 6 September 2007, the Voivodeship Administrative Court issued a decision dismissing the disputed decisions and stating that the dismissed decisions cannot be carried out.

The Minister of the Environment, by decisions dated 21 December 2007, discontinued proceedings with respect to these fees. The rights to these tax liabilities have expired based on art. 68 § 1 of the tax Ordinance. Against these decisions the local authorities have submitted claims, through the Minister of the Environment, to the Voivodeship Administrative Court in Warsaw.

**Change in the capital of DIALOG S.A.**

On 5 December 2007, the Management Board of KGHM Polska Miedź S.A. consented to the sale of newly issued shares of DIALOG S.A. by means of a public offering, as well as to pursue admittance of the company's shares to trading in a regulated market in Poland. KGHM Polska Miedź S.A. owns 100 % of the shares of DIALOG S.A. It is being considered that, subsequent to the offer of newly issued shares, the participation of KGHM Polska Miedź S.A. in the capital of the company will be not less that 65 % of all shares. The owner's final decision as to the initial public offering of the company's shares will occur upon completion of the book-building process.

On 6 December 2007, the Extraordinary General Shareholders' Meeting of DIALOG S.A. resolved to decrease the capital of the company from PLN 1 959 800 thousand to the amount of PLN 489 950 thousand, i.e. by PLN 1 469 850 thousand. The purpose of this operation was to improve the capital structure, i.e. to cover the accumulated losses in the amount of PLN 913 150 thousand, and to change the face value of the shares due to the planned initial public offer of the shares of the company. This decrease in capital will be carried out without payout to the company's shareholder.

Due to the planned public listing of DIALOG S.A., on 4 January 2008 the Extraordinary General Shareholders' Meeting resolved to increase the capital of the company by the issuance of new shares as part of an IPO (in the context of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies). The execution of resolutions in this respect is conditional on the presentation by the Supervisory Board of DIALOG S.A. of an evaluation of the results, situation and perspectives of DIALOG S.A. given the financial statements for 2007, the Budget for 2008 and the plan for subsequent years.

**Dividend received from Polkomtel S.A.**

On 18 December 2007 the Company received an interim dividend for 2007 from Polkomtel S.A. in the amount of PLN 61 905 thousand.

**<u>Selection of other significant events covered by current reports</u>**

**Company Bodies**

On 18 October 2007, the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. recalled Adam Łaganowski from the Supervisory Board of the Company, and simultaneously appointed Remigiusz Nowakowski and Leszek Jakubów to the Supervisory Board of the Company.

In addition, the General Shareholders' Meeting annulled the resolution dated 15 June 2005 regarding settlement of the effects of a hyperinflationary revaluation of share capital to be presented in the consolidated financial statements of the KGHM Polska Miedź S.A. Group, prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS).

Simultaneously, the General Shareholders' Meeting resolved to decrease the share capital of the Company – presented in the separate financial statements at the date of application of International Financial Reporting Standards and at the date of preparation of the first half-year financial statements in accordance with IFRS, i.e. at 30 June 2007, in the amount of PLN 7 413 573 thousand after hyperinflationary revaluation – by the amount of PLN 5 413 573 thousand. Following this decrease, the amount of share capital remains at PLN 2 000 000 thousand. The General Shareholders' Meeting decided to transfer the amount of PLN 5 413 573 thousand, being the amount by which the share capital was decreased, to supplementary capital.

The Supervisory Board of the Company, at its meeting on 6 November 2007, recalled Maksymilian Bylicki from the function of Member of the Management Board – I Vice President of the Management Board of KGHM Polska Miedź S.A. Simultaneously, the Supervisory Board on 6 November 2007 appointed Dariusz Kaśków to the function of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A. The Supervisory Board of the Company granted the function of I Vice President of the Management Board of KGHM Polska Miedź S.A. to Ireneusz Reszczyński – until now a Vice President of the Management Board of KGHM Polska Miedź S.A.

(amounts in '000 PLN, unless otherwise indicated)

**Dividend for 2006**

The Management Board of KGHM Polska Miedź S.A. by a resolution dated 30 November 2007 set the date of payment of the second tranche of the dividend for 2006 in the amount of PLN 1 696 million, i.e. PLN 8.48 per share, at 12 December 2007. This resolution was passed in respect of the decision of the Court of Appeals in Wrocław dated 28 November 2007, changing the decision of the Regional Court in Legnica dated 18 September 2007. The Company submitted an appeal to the Court of Appeals in Wrocław of the decision issued by the Regional Court in Legnica on 10 October 2007.

**The Group**

On 3 October 2007, a change in share capital was registered for MCZ S.A. with its registered head office in Lubin. The share capital of the company was increased by PLN 4 300 thousand and currently amounts to PLN 51 118 thousand. All of the new shares were acquired by KGHM Polska Miedź S.A., which currently owns 100% of the share capital of MCZ S.A..

On 5 October 2007, a change in share capital was registered for „Zagłębie" Lubin SSA with its registered head office in Lubin. The share capital of the company was increased by PLN 100 000 thousand and currently amounts to PLN 113 689 thousand. All of the new shares were acquired by KGHM Polska Miedź S.A. An agreement for the acquisition of shares was signed on 30 July 2007. KGHM Polska Miedź S.A. owns 100% of the share capital of „Zagłębie" Lubin SSA.

## 2. Measurement of financial assets and property, plant and equipment

**Financial assets**

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were decreased in the current quarter by PLN 73 783 thousand.
*(an accrued increase in other reserves by PLN 449 924 thousand net since the beginning of the year)*

Due to the measurement and settlement of available-for-sale financial assets at fair value, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 143 thousand.
*(an accrued decrease in other reserves by PLN 4 615 thousand net since the beginning of the year)*

Due to the re-measurement of derivative instruments to fair value there was an increase in profit for the current quarter of PLN 44 120 thousand.
*(an accrued decrease in profit by PLN 265 982 thousand since the beginning of the year)*

In addition, in the current quarter the financial result was decreased by an impairment loss on shares in subsidiaries in the amount of PLN 24 208 thousand, of which PLN 5 850 thousand is in respect of the impairment loss to the value of the shares of Zagłębie Lubin SSA, while PLN 18 358 thousand is in respect of the impairment loss to the value of the shares of Dialog S.A.

**Property, plant and equipment and receivables**

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was decreased in the current quarter by PLN 108 687 thousand.
*(an accrued decrease in profit by PLN 418 551 thousand since the beginning of the year)*

Assets and the financial result in the current quarter were affected by the effects of provisions for receivables together with interest (an excess of provisions created over released), decreasing the result of the current quarter by PLN 14 054 thousand, of which PLN 25 549 thousand was in respect of provisions for receivables claimed from local authorities due to the payment of taxes on mining works. The Company is pursuing an appeal procedure as respects taxation on underground mining works.
*(an accrued decrease in profit due to provisions for receivables by PLN 28 474 thousand since the beginning of the year)*

In addition, the financial result of the current quarter was decreased by the effects of impairment losses on property, plant and equipment and intangible assets in the amount of PLN 5 165 thousand.
*(an accrued decrease in profit due to* impairment losses on property, plant and equipment and intangible assets *by PLN 8 110 thousand since the beginning of the year)*

## VI. Type and amount of changes in estimates

**Provisions**

The effects of revaluation or recognition of new estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1. provision for costs of decommissioning (restoration) of Company's mines. This provision also includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 12 022 thousand

(amounts in '000 PLN, unless otherwise indicated)

*(an accrued decrease in profit for the period by PLN 25 322 thousand since the beginning of the year)*

2. provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments paid after the period of employment. The result of this change in estimates is an increase in the provision and a decrease in profit of the current quarter in the amount of PLN 33 167 thousand

*(an accrued decrease in profit by PLN 42 270 thousand since the beginning of the year)*

In addition, the accrued financial result includes a provision for the annual bonus in the amount of PLN 243 709 thousand, paid after approval of the financial statements.

The revaluation or recognition of other provisions for liabilities did not significantly affect the financial result of the current period.

**Deferred income tax**

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred income tax asset and the deferred income tax liabilities.

There was a decrease in the deferred income tax asset in the current quarter in the amount of PLN 6 113 thousand, which was settled :

- as a decrease of profit PLN 6 232 thousand,
- as an increase of the revaluation reserve on financial hedging instruments PLN 119 thousand)

*(An accrued decrease in the deferred income tax asset since the beginning of the year in the amount of PLN 131 663 thousand, of which the following was settled:*

- *as a decrease of profit PLN 14 164 thousand,*
- *as a decrease of the revaluation reserve on financial hedging instruments PLN 117 499 thousand)*

There was a decrease in the deferred tax liability in the amount of PLN 12 681 thousand, of which the following was settled:

- as a decrease of profit PLN 1 579 thousand
- as an increase of the revaluation reserve on financial hedging instruments and on available-for-sale financial assets PLN 14 260 thousand

*(An accrued increase in the deferred tax liability since the beginning of the year in the amount of PLN 2 448 thousand, of which the following was settled:*

- *as an increase of profit PLN 1 366 thousand,*
- *as an increase of the revaluation reserve on financial hedging instruments and on available-for-sale financial assets PLN 1 082 thousand).*

After offsetting the deferred income tax asset and deferred income tax liabilities, the deferred income tax asset at the end of the financial period was set at PLN 160 781 thousand.

## VII. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved.

**Production and financial results in the fourth quarter of 2007**

In the fourth quarter of 2007, KGHM Polska Miedź S.A. produced 133 661 tonnes of electrolytic copper, including 28 518 tonnes from purchased copper-bearing materials (in 2007 electrolytic copper production amounted to 532 974 tonnes, including 92 314 tonnes from purchased copper-bearing materials) and 299 tonnes of metallic silver (in 2007: 1 215 tonnes).

The most significant factors impacting the value of sales in the fourth quarter of 2007 were macroeconomic factors:

- copper prices on the London Metal Exchange (LME) of 7 239 USD/t,
- average silver prices on the London Bullion Market (LBM) of 14.21 USD/troz (457 USD/kg),
- an average exchange rate of 2.53 PLN/USD

and the sales volume: 122 269 tonnes of copper and copper products, and 292 tonnes of silver.

The **revenues from sales** achieved of PLN 2 912 335 thousand were higher than those achieved in the fourth quarter of 2006 by PLN 183 837 thousand, i.e. by 7%. This increase in sales was due to:

- changes in results from the settlement of hedging transactions (an improvement in the result from PLN (626 976) thousand to PLN 115 049 thousand),
- higher prices on the metals markets: copper (an increase from 7 087 USD/t to 7 239 USD/t) and silver (an increase from 12.58 USD/troz to 14.21 USD/troz),

(amounts in '000 PLN, unless otherwise indicated)

along with the following factors which decreased revenues from sales:

- strengthening of the PLN from 2.99 PLN/USD to 2.53 PLN/USD,
- a decrease in the volume of sales of copper products (from 135 124 t to 122 269 t) and gold (from 382 kg to 165 kg).

In the fourth quarter of 2007, revenues from the sale of copper and copper products represented 83%, and silver 12% (in the comparable period respectively: 85% and 12%) of total revenues from sales.

**Operating costs** in the fourth quarter of 2007 amounted to PLN 1 878 982 thousand and were lower versus the comparable prior period by PLN 78 667 thousand, i.e. by 4%, alongside a decrease in the volume of sales of copper products by 10%. The level of operating costs was primarily impacted by the lower value of external copper-bearing materials used due to a lower volume and decreased purchase price.

The total unit **cost of electrolytic copper production** in the fourth quarter of 2007 amounted to 11 936 PLN/t and was at a similar level to the comparable period of 2006 (11 847 PLN/t).

The total unit **cost of copper production from internal charges** in the fourth quarter of 2007 amounted to 9 985 PLN/t, an increase versus the comparable prior period of 9%. The increase in the cost is mainly due to the increase in labour costs and to a decrease in the production of copper from internal concentrates due to a decrease in copper content in extracted ore.

**Profit on sales** (gross profit less administrative expenses and selling costs) in the fourth quarter of 2007 amounted to PLN 1 033 353 thousand and was higher by PLN 262 504 thousand, i.e. by 34%, than that achieved in the fourth quarter of 2006.

**Other operating activities** showed a loss in the fourth quarter of 2007 in the amount of PLN (46 584) thousand. The most significant items effecting the result of other operating activities are: exchange losses, dividends received and interest on investments. In comparison to the result achieved in the comparable prior period the loss was lower by PLN 274 079 thousand, mainly due to an adjustment to the value of the shares of the subsidiary DIALOG S.A. recognised in the result for 2006.

As a result of the factors described above, **operating profit** in the fourth quarter of 2007 amounted to PLN 986 769 thousand and increased versus the comparable period by PLN 536 583 thousand, i.e. by 2.2- times.

In the last quarter of 2007, KGHM Polska Miedź S.A. earned a **profit for the period** of PLN 791 680 thousand, which was higher by PLN 465 098 thousand, i.e. by 2.4-times, than that achieved in the fourth quarter of 2006, based on comparative principles.

**EBITDA** in the period from October to December 2007 amounted to PLN 1 095 456 thousand (including depreciation of PLN 108 687 thousand) and was higher by PLN 543 931 thousand than EBITDA in the comparable prior period.

**Risk management**

In the fourth quarter of 2007, strategies hedging the copper price represented approx. 15% of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 2%. In the case of the currency transactions, hedged revenues from sales represented approx. 16% of total revenues from sales realised by the Company.

Derivative transactions entered into on the metals market were settled with a negative result, while derivative currency hedging transactions were settled with a positive result. In the fourth quarter of 2007 the result on derivative instruments amounted to PLN 133 649 thousand, of which revenues from sales were adjusted *in plus* of PLN 115 049 thousand, (the amount transferred from revaluation reserve to profit or loss in the reporting period), PLN (25 520) thousand adjusted other operating costs and losses (loss from the realisation of derivative instruments), while PLN 44 120 thousand decreased other operating costs and losses (loss from the measurement of derivative instruments). The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the fourth quarter of 2007, the Company did not implement any copper price hedging strategies. During this period the Company implemented adjustment hedge transactions in the total volume of 1 350 tonnes and maturity falling in April, May, June, July, August and September 2008.

(amounts in '000 PLN, unless otherwise indicated)

In the case of the silver market, during the analysed period hedging strategies were likewise not implemented. In the fourth quarter of 2007, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the fourth quarter of 2007, the Company did not implement strategies hedging the USD/PLN exchange rate and adjustment hedge transactions.

The Company remains hedged for a portion of copper sales planned in 2008 (150 thousand t), and for a portion of silver sales planned for in 2008 (12.0 million troz) and in 2009 (9.6 million troz). The Company does not hold hedged positions for revenues from sales (currency market).

At 31 December 2007, the fair value of open positions in derivative instruments amounted to PLN 97 417 thousand, of which PLN 97 419 thousand related to the fair value of hedging instruments, while PLN (2) thousand related to the fair value of trade instruments. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

At 31 December 2007, the revaluation reserve amounted to PLN 9 895 thousand, of which PLN (964) thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, while PLN 10 859 thousand related to the effective portion of the result from the measurement of transactions hedging currency risk (credit denominated in foreign currency).

At 30 September 2007, the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 98 093 thousand.

During the fourth quarter of 2007 the change in the revaluation reserve amounted to PLN (88 198) thousand. This amount is comprised of changes in fair value during the period transferred to revaluation reserve due to the effective portion of hedging transactions entered into, i.e. increase of revaluation reserve by PLN 26 851 thousand, and the amount transferred from revaluation reserve to profit and loss due to the settlement of hedging transactions, i.e. decrease of revaluation reserve by PLN 115 049 thousand, (being an adjustment *in plus* of revenues from sales for the fourth quarter of 2007).

## VIII. Information on the issuance of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities during the period presented, in the Company.

## IX. Information related to a paid (or declared) dividend

Pursuant to resolution no. 39/2007 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 respecting the appropriation of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, corrected by resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007 respecting the correction of resolution no. 39/2007 of the Ordinary General Shareholders' Meeting dated 30 May 2007, the amount of PLN 3 394 000 thousand, representing PLN 16.97 per share, was allocated as a shareholders' dividend from profit for financial year 2006.
The right to dividend date was set at 25 June 2007. The dividend payment dates were set as follows: on 10 July 2007 - the amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, and on 10 September 2007 - the amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share.

The amount of PLN 1 698 000 thousand, i.e. PLN 8.49 per share, was paid on 10 July 2007.

In connection with a suit filed by a shareholder requesting the Court either to invalidate or to annul resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007, along with a request to safeguard the suit by issuing a court injunction prohibiting the Company from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand, the Regional Court in Legnica, Section VI (Economic), by a ruling dated 1 August 2007, agreed to safeguard the suit by prohibiting the defendant from paying the second tranche of the dividend in the amount of PLN 1 696 000 thousand, which was to be paid on 10 September 2007. The Company submitted an appeal against the abovesaid ruling. On 6 September 2007, the Court of Appeal in Wrocław dismissed the appeal of the Company against a decision issued by the Regional Court in Legnica dated 1 August 2007 regarding prohibiting payment of the second tranche of the dividend.

(amounts in '000 PLN, unless otherwise indicated)

On 18 September 2007, the Regional Court in Legnica, Section VI (Economic) issued a decision in which the Court ascertained the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.

On 10 October 2007, the law office of Sołtysiński & Szlęzak Kancelaria Radców Prawnych i Adwokatów Spółka Komandytowa in Warsaw acting as counsel to the Company submitted to the Court of Appeal in Wrocław an appeal against the decision issued by the Regional Court in Legnica, dated 18 September 2007 concerning the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting dated 9 July 2007.

The Court of Appeals in Wrocław, in a decision announced on 28 November 2007, found in favour of the appeal of the Company and changed the decision of the Regional Court in Legnica dated 18 September 2007 by dismissing the shareholder suit alleging the invalidity of resolution no. 3/2007 of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 9 July 2007.
In respect of the decision of the Court of Appeals in Wrocław dated 28 November 2007, the Management Board of the Company by resolution dated 30 November 2007 set the date of payment of the second tranche of the dividend for 2006 in the amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share, at 12 December 2007.

The amount of PLN 1 696 000 thousand, i.e. PLN 8.48 per share, was paid on 12 December 2007.
All of the Company's shares are ordinary shares.

## X. Subsequent events

### Changes in the Management Board of the Company

The Supervisory Board of the Company at its meeting on 17 January 2008, recalled Krzysztof Skóra from the function of President of the Management Board of KGHM Polska Miedź S.A. and Dariusz Kaśków from the function of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company has decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members.

The Supervisory Board has appointed Ireneusz Reszczyński, I Vice President of the Management Board of KGHM Polska Miedź S.A. as the acting President of the Management Board of KGHM Polska Miedź S.A. until the President of the Management Board is appointed.

### The Extraordinary General Shareholders' Meeting

On 14 February 2008, the Management Board of the Company announced an Extraordinary General Shareholders' Meeting. The agenda of the EGM foresees changes in the composition of the Supervisory Board of the Company.

### Trade agreement

On 30 January 2008, a contract was signed between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. for the sale of 8 mm copper wire rod and oxygen-free copper wire rod. The estimated value of this contract is from around USD 658 461 thousand (PLN 1 613 296 thousand) to around USD 844 362 thousand (PLN 2 068 771 thousand).

### Resignation of a Member of the Supervisory Board

Marcin Ślęzak, a Member of the Supervisory Board of KGHM Polska Miedź S.A., submitted his resignation from serving as a Member of the Supervisory Board of KGHM Polska Miedź S.A. from 13 February 2008.

## XI. Effects of changes in the structure of the economic entity during the fourth quarter of 2007, including the combination of economic entities, the takeover or sale of subsidiaries of the Group and long term investments, restructurisation or discontinuation of activities.

In the fourth quarter of 2007 the following events occurred:

– On 1 October 2007, ownership rights to 29 shares of Polskie Centrum Promocji Miedzi spółka z o.o., with a total nominal value of PLN 87 thousand, were transferred to KGHM Polska Miedź S.A. based on four sales contracts signed on 24 September 2007 with entities of the KGHM Polska Miedź S.A. Group, i.e.:
– with KGHM Ecoren S.A. – a contract to sell 26 shares of PCPM sp. z o.o., representing 74.286% of the share capital of PCPM sp. z o.o.; acquired for the total amount of PLN 239 thousand,
– with WM „ŁABĘDY" S.A., KGHM Metraco S.A. and KGHM CUPRUM sp. z o.o.-CBR – contracts to sell to each of these companies one share of PCPM sp. z o.o., representing 2.857% of the share capital of PCPM sp. z o.o. for the amount of PLN 9 thousand (a total of 3 shares representing 8.571% of the share capital of PCPM sp. z o.o., for the amount of PLN 27 thousand).

(amounts in '000 PLN, unless otherwise indicated)

All of the shares acquired by KGHM Polska Miedź S.A. represent 82.857% of the share capital of PCPM sp. z o.o. and the same number of votes. This transaction improves the structure of the KGHM Polska Miedź S.A. Group.

- On 3 October 2007, a change of share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register for MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.).
The share capital of MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna was increased by PLN 4 300 thousand through the issuance of 60 563 shares with a nominal value of PLN 71 each, and amounts after the increase to PLN 51 118 thousand. All of the new shares were acquired by KGHM Polska Miedź S.A. and paid for in cash.

- On 5 October 2007, a change of share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court Register for „Zagłębie" Lubin SSA. The share capital was increased by PLN 100 000 thousand. KGHM Polska Miedź S.A. acquired all of the shares in the increased share capital (100 thousand ordinary registered shares of the new issue, series „AE", with an issue price equal to the face value amounting to PLN 1 000 per share), based on a contract entered into with the company on 30 July 2007. Payment was set to be made in three tranches:
- 1st tranche of PLN 25 000 thousand, paid on 30 September 2007,
- 2nd tranche of PLN 50 000 thousand - by 31 March 2008,
- 3rd tranche of PLN 25 000 thousand - by 30 June 2008.

The shares acquired by KGHM Polska Miedź S.A. represent 87.96% of the increased share capital of „Zagłębie" Lubin SSA.
Following this increase the share capital of „Zagłębie" Lubin SSA amounts to PLN 113 689 thousand and is divided into 113 689 ordinary shares with a face value of PLN 1 000 each. KGHM Polska Miedź S.A. owns 100% of the shares of this company, and the same number of votes. The funds arising from this increase in capital will be used for the building of a stadium.

## XII. Contingent and other off-balance sheet items

| | | At 31 December 2007 | Increase/(decrease) since the end of the last financial year |
|---|---|---|---|
| **1.** | **Contingent receivables** | **122 972** | **(34 661)** |
| | due to | | |
| - | guarantees received | 577 | 577 |
| - | disputed State budget issues | 122 395 | (35 238) |
| **2.** | **Contingent liabilities** | **665 886** | **(70 457)** |
| | due to | | |
| - | guarantees granted | 12 811 | 5 592 |
| - | issues under litigation | 7 483 | 1 171 |
| - | contingent penalties | 3 838 | (405) |
| - | agreement on the acceptance of the offer and conditional transfer of the shares in Polkomtel S.A. | 641 731 | (76 838) |
| - | compensation due to the termination of an employment contract | 20 | 20 |
| - | other | 3 | 3 |
| **3.** | **Off-balance sheet liabilities** | **403 050** | **(33 064)** |
| | due to | | |
| - | implementation rights, invention projects | 7 449 | (23 199) |
| - | operating leases | 22 502 | (3 145) |
| - | payments due to perpetual usufruct of land | 373 099 | (6 720) |

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmila Mordylak

WICEPREZES ZARZĄDU
Marek Fusiński

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

# Other information to the quarterly report Q4/2007

(pursuant to § 91 sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws No. 209, item 1744)

## I. Selected financial items

| SELECTED FINANCIAL ITEMS | in '000 PLN | | in '000 EUR | |
|---|---|---|---|---|
| | **4 quarters accrued period from 01-01-2007 to 31-12-2007** | **4 quarters accrued period from 01-01-2006 to 31-12-2006** | **4 quarters accrued period from 01-01-2007 to 31-12-2007** | **4 quarters accrued period from 01-01-2006 to 31-12-2006** |
| I. Sales | 12 183 113 | 11 669 730 | 3 225 777 | 2 992 929 |
| II. Operating profit | 4 682 034 | 4 302 165 | 1 239 683 | 1 103 374 |
| III. Profit before taxation | 4 655 530 | 4 279 614 | 1 232 665 | 1 097 590 |
| IV. Profit for the period | 3 798 826 | 3 504 557 | 1 005 832 | 898 812 |
| V. Number of shares issued | 200 000 000 | 200 000 000 | 200 000 000 | 200 000 000 |
| VI. Earnings per ordinary share (in PLN/EUR) | 18.99 | 17.52 | 5.03 | 4.49 |
| VII. Net cash generated from operating activities | 4 468 045 | 2 572 257 | 1 183 024 | 659 705 |
| VIII. Net cash used in investing activities | (577 866) | (57 854) | (153 004) | (14 838) |
| IX. Net cash used in financing activities | (3 405 550) | (2 044 537) | (901 702) | (524 361) |
| X. Total net cash flow | 484 629 | 469 866 | 128 318 | 120 506 |
| | At 31.12.2007 | At 31.12.2006 | At 31.12.2007 | At 31.12.2006 |
| XI. Current assets | 4 995 292 | 5 234 938 | 1 394 554 | 1 366 397 |
| XII. Non-current assets | 7 428 338 | 7 048 668 | 2 073 796 | 1 839 807 |
| XIII. Total assets | 12 423 630 | 12 283 606 | 3 468 350 | 3 206 204 |
| XIV. Current liabilities | 2 021 372 | 2 847 051 | 564 314 | 743 123 |
| XV. Non-current liabilities | 1 436 309 | 1 320 741 | 400 979 | 344 733 |
| XVI. Equity | 8 965 949 | 8 115 814 | 2 503 057 | 2 118 348 |
| [redacted] | | | | |
| Closing price of shares on last day of trading of Q4 2007 and Q4 2006 (in PLN) | 105.80 | 89.00 | | |

## II. Organisational structure of the KGHM Polska Miedź S.A. Group at 31 December 2007


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries subject to consolidation
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
KGHM Polish Copper Ltd.
CBJ sp. z o.o.
POL-MIEDŹ TRANS Sp. z o.o
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco S.A.
PeBeKa S.A.
DIALOG S.A.
AVISTA MEDIA Sp. z o.o.
Vivid.pl S.A.
"Zagłębie" Lubin SSA
KGHM LETIA S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
WFP Hefra SA
WM "ŁABĘDY" S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Subsidiaries and indirect subsidiaries not subject to consolidation
AQUAKONRAD SA in bankruptcy
PU "Mercus Serwis" Sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

**III. Effects of changes in the structure of the economic entity including due to the combination of economic entities, to the takeover or sale of entities of the Group, to non-current investments, or to the separation, restructurisation or discontinuation of activities**

The effects of changes in the structure of the economic entity are presented in point XI of the condensed financial statements.

**IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2007, in light of the results presented in this quarterly report relative to forecast results**

In a current report dated 21 August 2007 the Company published the adjusted Budget assumptions for 2007 as accepted by the Management Board on the same day and approved by the Supervisory Board on 30 August 2007 (current report on the same day).
The adjusted Budget assumes the achievement in 2007 of revenues from the sale of products, goods for resale and materials of PLN 11 854 million and of profit for the period of PLN 3 682 million.

In 2007 the Company earned revenues from sales of PLN 12 183 million and a profit for the period of PLN 3 799 million, which means the planned values were exceeded respectively by 2.8% and 3.2%.

Achievement of a higher amount of revenues than planned is mainly due to the following:

- higher-than-forecast metals prices on global markets, and
- lower-than-forecast negative effects of hedging transactions,

alongside negative impact of a stronger PLN versus the USD and exchange losses.

The total unit cost of electrolytic copper production in 2007 was 11 160 PLN/t, which is 8% higher than that assumed in the Budget for 2007 (10 320 PLN/t).

The level of costs was affected by:

- the higher value and amount of external copper-bearing materials,
- the lower production of copper from internal concentrates, and
- the higher valuation of stored internal semi-products used.

The decrease in production using internal charges and the use of relatively more expensive stored internal semi-products led to an exceeding of the planned cost of production from internal charges by 8% (plan – 8 655 PLN/t, execution – 9 313 PLN/t).

**V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this quarterly report, and changes in the ownership structure of material blocks of shares of the Company in the period since publication of the prior quarterly report**

At the date of publication of the report for the third quarter of 2007, i.e. at 5 November 2007, the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of the Company was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 16 May 2007).

Following publication of the report for the third quarter of 2007, the Company was not informed by any shareholder of any change in the ownership structure of material blocks of shares.

At the date of publication of this report, based on information held by the Company, the only shareholder owning at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. is still the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital of the Company and the same number of votes.

**VI. Changes in ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of the Company, based on information held by the Company, during the period following publication of the prior quarterly report**

The Members of the Management Board of the Company, at the date of publication of the report for the third quarter of 2007, i.e. at 5 November 2007, did not own any shares of KGHM Polska Miedź S.A. Based on information held by the Company, at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the report for the third quarter of 2007, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by the Company, at the date of publication of this report this did not change.

**VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration**

At 31 December 2007, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

**VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 thousand – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities**

During the period from 1 January 2007 to 31 December 2007 neither KGHM Polska Miedź S.A. nor its subsidiaries entered into transactions with related entities which were not typical having a value exceeding EUR 500 thousand.

**IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of collateral on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.**

During the period from 1 January 2007 to 31 December 2007 neither the Company nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

**X. Other information significant for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is significant for evaluating the capacity to meet liabilities**

In the fourth quarter of 2007 there were no other significant events, apart from those mentioned in the commentary to the report, which could significantly impact an evaluation of the employment, assets, finances and the financial result of the Company, and any changes thereto, or any other information significant for evaluating the capacity of the Company to meet its liabilities.

**XI. Factors which, in the opinion of KGHM Polska Miedź S.A., will impact the financial results of the Company, at least in the following quarter.**

The main factors affecting the results achieved by KGHM, in particular with respect to the following quarter, are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
*Ludmiła Mordylak*

WICEPREZES ZARZĄDU
*Marek Fusiński*

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

EXEMPTION NUMBER: 82-4639

**SIGNATURES OF PERSONS REPRESENTING THE COMPANY**

| Date | First, surname | Position/Function | Signature |
|---|---|---|---|
| 14 February 2008 | | | Ireneusz [illegible] Pełniący obowiązki [illegible] Zarządu |
| 14 February 2008 | | WICEPREZES [illegible] Marek [illegible] | [illegible] KGHM DYREKTOR GENERALNY Centrum Usług Księgowych |
| 14 February 2008 | | | Ludmiła Mordylak |

Exemption number: 82 4639

**KGHM** POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| | | | |
|---|---|---|---|
| *Att:* | Division of Corporation Finance | | |
| *Company:* | United States Securities and Exchange Commission | *Phone:* *Fax:* | *1 202 55 13 450* *1 202 77 29 207* |
| *From:* | Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations | *Phone:* | *(48 76) 747 81 30* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 81 39* |
| *E-mail:* | | | |
| *Date:* | 14 February 2008 | *No of sheets:* | *1* |

Current report 9/2008

The Management Board of KGHM Polska Miedź S.A. announces that the Company has not received to now from its shareholders information on the candidates proposed to the Supervisory Board of the Company in reference to the today's Extraordinary General Shareholders' Meeting. In accordance with principle number 1. point 5. part II. of the "Code of Best Practice for WSE Listed Companies", the Company should publish on its corporate website justifications to the proposed candidates to the Supervisory Board which have been made available to the Company, together with their professional CVs, within a timeframe enabling the review of such information and the passage of resolutions by the General Shareholders' Meeting based on sufficient knowledge.

Legal basis:
§ 29 point 3 of the Warsaw Stock Exchange Rules

WICEPREZES ZARZĄDU
*Marek Fusiński*

Ireneusz Reszczyński
Pełniący obowiązki
Prezesa Zarządu
I Wiceprezes Zarządu

END